UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: May 23, 2017

By: /s/ David N. Fletcher

        David N. Fletcher

      Authorized Signatory for and on behalf of

      Luxfer  Holdings PLC

EXHIBIT INDEX

Exhibit No.                                Description of Exhibit

99.1                                            Press Release dated March 23, 2017,

                                                   Alok Maskara Named as Next Chief Executive Officer of Luxfer Group